SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2019
OR
□  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.
ASSOCIATES INVESTMENT PLAN

Date: June 24, 2020	By: /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2019 and 2018

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2019 and 2018

Page

Report of Independent Registered Public Accounting Firm…………………………

Financial Statements

 Statements of Net Assets Available for Benefits…………………………………

 Statement of Changes in Net Assets Available for Benefits………………………

 Notes to Financial Statements……………………………………………………

Supplemental Schedule

 Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year) .........
1 3 4 5 13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the PVH Associates Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

Spielman, Koenigsberg & Parker, LLP

New York, NY
June 23, 2020

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
Assets

Participant-directed investments, at fair value	734,585,761	599,561,751
Receivables:
Notes from participants	11,570,996	10,939,989
Employer contributions	851,680	-

Total Assets	747,008,437	610,501,740

Net assets available for benefits	$ 747,008,437	$ 610,501,740

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2019

Additions

Investment income:
Net appreciation of investments	$ 123,293,850
Interest and dividend income	9,745,392
Total investment income	133,039,242

Interest income on notes receivable from participants	582,036

Contributions:
Employer, net of forfeitures	15,987,590
Participants	38,394,937
Rollovers	5,997,426
Total contributions	60,379,953

Total additions	194,001,231

Deductions

Payments to participants	57,068,461
Administrative expenses	426,073
Total deductions	57,494,534

Net increase in net assets available for benefits	136,506,697

Net assets available for benefits at beginning of year	610,501,740

Net assets available for benefits at end of year	$ 747,008,437

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

1. Description of the Plan

The following description of the PVH Associates Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper

Through November 25, 2018, the Plan’s trustee and recordkeeper were Charles Schwab Bank and Milliman, Inc., respectively. Effective November 26, 2018, the Plan’s recordkeeper and trustee services were Empower Retirement and Great-West Trust Company, respectively.

Participant Contributions

Participants may make pre-tax contributions and/or after-tax Roth contributions (effective beginning January 2019) to the Plan through payroll deductions. For 2019, total contributions may not exceed the lesser of  75%  percent of the participant's pre-tax annual compensation or the Internal Revenue Service (IRS) allowed maximum of $19,000 for 2019 plus an additional $6,000 for participants age 50 and over by the end of the plan year.  For 2018, total contributions may not exceed the lesser of  25% of the participant’s annual pre-tax compensation or the IRS allowed maximum of $18,500 plus an additional $6,000 for participants age 50 and over by the end of the plan year.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. To ensure that participants receive the maximum Company match under the plan’s contribution provisions, effective for the 2019 plan year and forward, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled, as long as the participant is employed on the last day of the plan year (December 31).  True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the tax filing date. The true-up contribution as of

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 was $851,680. The 2019 true-up contribution has not yet been made due to the current business environment as a result of COVID-19.
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any of the various investment options.  A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2019, outstanding notes receivable from participants totaled $11,570,996, with maturity dates through 2034 at interest rates ranging from 4.25% to 8.75%.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2019 and 2018, forfeitures of $327,813 and $352,940, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2019 and 2018, cumulative forfeited non-vested accounts totaled $492,913 and $173,663, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are recorded in the accompanying financial statements at fair value.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

Recent Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.  The objective of this guidance is to improve the effectiveness of disclosure for fair value measurements by adding, eliminating and modifying certain disclosure requirements.  The ASU should be applied retrospectively and is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years.  Early adoption is permitted.  The Plan early adopted this standard in 2018 and adoption had no impact on the Plan financial statements.

Reclassifications
Certain amounts from 2018 financial statements have been reclassified in order to conform with the 2019 presentation.

3. Party-In-Interest Transactions

During the year ended December 31, 2019, the Plan purchased 18,443 and sold 25,557 shares of the Company’s common stock and received $62,320 during 2019 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2018, the Plan purchased 22,494 and sold 29,046 shares of the Company’s common stock and received $78,271 from the Company as payment of dividends on its common stock.   Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2019 and 2018:
Fair Value Measurements at
December 31, 2019
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 259,617,392	$ 259,617,392	$ -	$ -
PVH Corp. common stock(2)	43,097,550	43,097,550	-	-

Total investments measured at fair value	$ 302,714,942	$ 302,714,942	$ -	$ -
Common collective trust funds measured
at net asset value(3)	$ 431,861,741
Assets pending settlement	9,078
Total participant-directed investments	$ 734,585,761

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2018
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$524,883,525	$524,883,525	$ -	$ -
PVH Corp. common stock(2)	38,710,702	38,710,702	-	-

Total investments measured at fair value	$563,594,227	$563,594,227	$ -	$ -
Common collective trust fund measured at
net asset value(3)	$ 35,967,196
Assets pending settlement	328
Total participant-directed investments	$599,561,751

(1)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)
Valued at the net asset value of the fund, as determined by the fund family.  The Plan has no unfunded commitments related these common collective trust funds.  Funds are redeemable on a daily basis without restriction.

5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The IRS has determined and informed the Company by a letter dated April 25, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7. Subsequent Events

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of PVH Corp. common stock and other Plan assets. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted certain relief provisions included in the CARES Act and continues to evaluate other provisions.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock; 409,867.335 shares	**	$ 43,097,550

	Mutual Funds
	American Beacon Funds	American Beacon Large Cap Value Fund; 960,269.393 shares	**	24,054,748
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 792,425.477 shares	**	18,368,423
	American Funds	Europacific Growth Fund R5; 463,508.246 shares	**	25,729,343
	Metropolitan West	Metropolitan West Total Return Bond M Fund; 1,655,330.041 shares	**	18,109,310
	T. Rowe Price	T. Rowe Price Blue Chip Growth; 424,337.111 shares	**	52,766,320
	The Vanguard Group	Vanguard Extended Market Index; 28,822.080 shares	**	2,755,679
	The Vanguard Group	Vanguard Institutional Index Fund; 222,615.811 shares	**	64,609,787
	The Vanguard Group	Vanguard Total Bond Market Index Institutional; 917,308.174 shares	**	10,136,255
	The Vanguard Group	Vanguard Total International Stock Index Institutional; 82,112.051 shares	**	9,809,927
	William Blair Funds	William Blair Small-Mid Cap Growth I; 1,232,960.346 shares	**	33,277,600

	Collective Funds
	The Vanguard Group	Vanguard Retirement Income Trust II; 57,948.281 shares	**	2,185,230
	The Vanguard Group	Vanguard Institutional Target Retirement 2015; 241,009.185 shares	**	8,719,712
	The Vanguard Group	Vanguard Institutional Target Retirement 2020; 794,475.050 shares	**	29,490,914
	The Vanguard Group	Vanguard Institutional Target Retirement 2025; 1,403,356.875 shares	**	52,499,580
	The Vanguard Group	Vanguard Institutional Target Retirement 2030; 1,958,346.631 shares	**	73,026,746
	The Vanguard Group	Vanguard Institutional Target Retirement 2035; 1,609,981.941 shares	**	61,195,414
	The Vanguard Group	Vanguard Institutional Target Retirement 2040; 1.348.883.359 shares	**	53,092,049
	The Vanguard Group	Vanguard Institutional Target Retirement 2045; 1,271,018.117 shares	**	50,472,129
	The Vanguard Group	Vanguard Institutional Target Retirement 2050; 916,304.540 shares	**	36,551,388
	The Vanguard Group	Vanguard Institutional Target Retirement 2055; 450,688.527 shares	**	24,080,288
	The Vanguard Group	Vanguard Institutional Target Retirement 2060; 151,308.254 shares	**	6,374,617
	The Vanguard Group	Vanguard Institutional Target Retirement 2065; 14,003.843 shares	**	363,540
	Wells Fargo Funds	Wells Fargo Stable Value Class U; 640,707.484 shares	**	33,810,134

		Assets pending settlement		9,078

		Total investments		$734,585,761

*	Notes receivable from	Participant notes receivable maturing at various dates through 2034
	participants	and bearing interest at rates from 4.25% to 8.75%		$11,570,996

*   Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors